

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 11, 2010

Andrew G. Sculley
Chief Executive Officer
eMagin Corporation
3006 Northup Way, Suite 103
Bellevue, WA 98004

> **Re:** **eMagin Corporation**
> **Registration Statement on Form S-1**
> **Amended January 20, 2010**
> **File No. 333-160147**

Dear Mr. Sculley:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you have not included updated financial information for your most recently completed fiscal year. Please tell us whether you are aware of any negative or positive material differences or trends with respect to your most recently completed fiscal year and quarter as compared to the results and trends that you currently disclose. Likewise address material positive and negative developments since the end of your last fiscal year.

Executive Compensation, page 39

2. Please update to provide compensation disclosure for the year ended December 31, 2009.

Selling Stockholders, page 53

3. Please clarify your response to prior comment 1 that "such shares have been exercised under Rule 144." Given that Rule 144 does not provide an exemption from registration under the Securities act for the issuer, it is unclear how you believe the exercise transaction was exempt per Rule 144. If you mean that the securities have been resold in reliance on Rule 144, it is unclear how the selling stockholder satisfied the holding period requirements of Rule 144.

4. We note the first table added on page 55 in response to prior comment 1; however, page 27 of your document does not appear to describe a line of credit transaction pursuant to which you issued the stock and warrants as you indicate in the table. Please reconcile.

5. We note your response to the first bullet of prior comment 2 and your reference to page 27 on page 54. Please show us clearly how the transactions in which you issued the shares identified in the selling stockholders' tables of the registration statements that you mention in the table on page 2 of your response letter are reflected in your disclosure on page 27.

6. Regarding the second table on page 55 that you provided in response to comment 4 in our letter to you dated July 17, 2009:

    •   Please reconcile your disclosure on pages 5 and 55 regarding the number of shares currently outstanding.

    •   Please tell us how you determined that the information in response to the last bullet point of prior comment 1 and in the table at the bottom of page 55 regarding no shares previously registered for resale by the selling stockholders is accurate. We note for example, the registration statement you filed on August 18, 2006.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Richard A. Friedman, Esq.